UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for August 26, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Resignation of Chief Financial Officer and Executive Director



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896	US803663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

RESIGNATION OF CHIEF FINANCIAL OFFICER AND EXECUTIVE DIRECTOR

Shareholders are advised in terms of paragraph 3.59 of the JSE Listings Requirements that Ms. Christine Ramon has resigned as Chief Financial Officer and Executive Director from Sasol Limited as well as from all other directorships and offices she holds at the company and its subsidiaries and/or affiliated entities.

We have agreed that Ms Ramon's last day in the office will coincide with the announcement of the company's year-end results on the 9th of September 2013.

"Christine joined Sasol in 2006, and has been a key member of the group executive committee and the Sasol Limited Board throughout her tenure. Over her 7-year career at the company, Christine has been part of landmark transactions such as the Sasol Inzalo Black Economic Empowerment deal in 2008 and our Canadian gas acquisitions in 2010/11. In addition, she drove several important initiatives, including the corporate structure simplification process, which commenced in 2011, and the successful $1 billion bond issuance last year. Under her financial stewardship, Sasol maintained a prudent balance sheet and sound financial risk management processes," said chief executive officer, David Constable, earlier today.

"I feel honoured and privileged to have been inspired by and to have worked with great people and a strong team at Sasol for more than 7 years in building a successful company. I will continue to follow Sasol with much interest in the future," said Christine Ramon.

To ensure a seamless transition, Paul Victor, who is currently
Executive: Group Finance, has been appointed as Acting Chief
Financial Officer and Executive Director of Sasol Limited with effect from 10 September 2013.


Johannesburg
26 August 2013
Sponsor
Deutsche Securities (SA) Proprietary Limited





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date August 26, 2013			By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary